Pricing supplement No. 122P
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement P dated March 19, 2007

Registration Statement No. 333-137902
Dated June 25, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch

$3,015,100

12.00% Reverse Convertible Securities Linked to the Common Stock of Yahoo! Inc. due July 10, 2008

General

- The securities are designed for investors who seek a higher coupon than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation of the Reference Stock, be willing to accept the risks of owning equities in general and the common shares of Yahoo! Inc. in particular, and be willing to lose some or all of their initial investment at maturity.
- The securities will pay a coupon of 12.00% per year. However, the securities do not guarantee any return of your initial investment at maturity. Instead, the payment at maturity will be based on whether the price of the Reference Stock exceeds the Threshold Price at all times during the Observation Period or, if the price of the Reference Stock is less than or equal to the Threshold Price at any time during the Observation Period, on the Final Stock Price of the Reference Stock, as described below.
- The denomination of the securities (the "**face amount**") is $27.41, the Initial Stock Price.
- Payment at maturity per security will be either a cash payment in an amount equal to the Initial Stock Price or delivery of shares of the Reference Stock, in each case, together with any accrued and unpaid coupon payment, as described below.
- Senior unsecured obligations of Deutsche Bank AG due on July 10, 2008.
- The securities priced on June 25, 2007 and are expected to settle on July 9, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Reference Stock:	Common stock, par value $.001 per share, of Yahoo! Inc. (NASDAQ Stock Market (the "**Relevant Exchange**"), symbol "**YHOO**").
Coupon:	12.00% per annum, paid quarterly in arrears based on a 30/360 day count fraction.
Coupon Payment Dates:	Coupon payments on the securities will be payable quarterly in arrears on October 10, 2007, January 10, 2008, April 10, 2008 and July 10, 2008 (each such date, a "**Coupon Payment Date**"), commencing on October 10, 2007, to and including the Maturity Date. See "Selected Purchase Considerations — Quarterly Coupon Payments" in this pricing supplement for more information.
Payment at Maturity:	The payment you will receive at maturity, in addition to any accrued and unpaid coupon on the securities, will be calculated as follows:

- If the price of the Reference Stock quoted on the Relevant Exchange is greater than the Threshold Price at all times during the Observation Period, you will receive a cash payment per security equal to the Initial Stock Price (i.e. the face amount).
- If the price of the Reference Stock quoted on the Relevant Exchange at any time during the Observation Period is less than or equal to the Threshold Price at any time during the Observation Period, then:
  - if the Final Stock Price is equal to or greater than the Initial Stock Price, you will receive a cash payment equal to the Initial Stock Price (i.e. the face amount); or
  - if the Final Stock Price is less than the Initial Stock Price, you will receive a number of shares of the Reference Stock per security equal to the Physical Delivery Amount.

If you receive shares of Reference Stock, fractional shares will be paid in cash. **The market value of the Physical Delivery Amount will most likely be less than the face amount and may be zero.**

Threshold Price:	$20.56, which is equal to 75% of the Initial Stock Price, subject to adjustments as described under "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Physical Delivery Amount:	One share of the Reference Stock per security, subject to adjustments as described under "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Observation Period:	The period from (but not including) the Trade Date to (and including) the Final Valuation Date.
Initial Stock Price:	$27.41, subject to adjustments as described under "Description of Notes—Payment at Maturity" and "Terms of Notes—Anti-dilution Adjustments" in the accompanying product supplement.
Final Stock Price:	The closing price of the Reference Stock on the Final Valuation Date.
Stock Adjustment Factor:	1.0 on the Trade Date and subject to adjustment under certain circumstances as described under "Terms of Notes—Anti-Dilution Adjustments" in the accompanying product supplement.
Trade Date:	June 25, 2007
Final Valuation Date:	July 9, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement.
Maturity Date:	July 10, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement.
CUSIP:	25152C 22 1
ISIN:	US25152C2219

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Security	$27.41	$0.00	$27.41
Total	$3,015,100	$0.00	$3,015,100

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$3,015,100	$92.56

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement P dated March 19, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement P dated March 19, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507058380/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Reference Stock?

The table below illustrates the hypothetical payment at maturity for a security for a hypothetical range of performance for the Reference Stock from -100% to +100% and assumes an Initial Stock Price of $27.41, a Threshold Price of $20.56, a Physical Delivery Amount of 1 share, and that there will be no anti-dilution adjustments or market disruption events. The following results are based solely on the hypothetical example cited and do not reflect the payment of any accrued and unpaid coupon on the securities. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Stock Price	Final Stock Price as % of Initial Stock Price	Price of Reference Stock is greater than the Threshold Price at all times during the Observation Period		Price of Reference Stock is less than or equal to the Threshold Price at any time during the Observation Period	
		Payment at Maturity	Payment at Maturity as % of Face Amount	Payment at Maturity	Payment at Maturity in Cash or Reference Stock as % of Face Amount
$54.82	100%	$27.41	100%	$27.41	100%
$52.08	90%	$27.41	100%	$27.41	100%
$49.34	80%	$27.41	100%	$27.41	100%
$46.60	70%	$27.41	100%	$27.41	100%
$43.86	60%	$27.41	100%	$27.41	100%
$41.12	50%	$27.41	100%	$27.41	100%
$38.37	40%	$27.41	100%	$27.41	100%
$35.63	30%	$27.41	100%	$27.41	100%
$32.89	20%	$27.41	100%	$27.41	100%
$30.15	10%	$27.41	100%	$27.41	100%
$27.41	0%	$27.41	100%	$27.41	100%
$24.67	-10%	$27.41	100%	1 share of reference stock	90%
$21.93	-20%	$27.41	100%	1 share of reference stock	80%
$20.56	-25%	N/A	N/A	1 share of reference stock	75%
$19.19	-30%	N/A	N/A	1 share of reference stock	70%
$16.45	-40%	N/A	N/A	1 share of reference stock	60%
$13.71	-50%	N/A	N/A	1 share of reference stock	50%
$10.96	-60%	N/A	N/A	1 share of reference stock	40%
$8.22	-70%	N/A	N/A	1 share of reference stock	30%
$5.48	-80%	N/A	N/A	1 share of reference stock	20%
$2.74	-90%	N/A	N/A	1 share of reference stock	10%
$—	-100%	N/A	N/A	1 share of reference stock	0%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Stock is greater than the Threshold Price of $20.56 at all times during the Observation Period and increases by 20% from the Initial Stock Price of $27.41 to the Final Stock Price of $32.89. Because the price of the Reference Stock is greater than the Threshold Price of $20.56 at all times during the Observation Period, the investor receives at maturity, in addition to any accrued and unpaid coupon on the securities, a cash payment of $27.41 per security, despite the 20% appreciation in the value of the Reference Stock.

Example 2: The price of the Reference Stock is greater than the Threshold Price of $20.56 at all times during the Observation Period and decreases by 20% from the Initial Stock Price of $27.41 to the Final Stock Price of $21.93. Because the price of the Reference Stock is greater than the Threshold Price of $20.56 at all times during the Observation Period, the investor receives at maturity, in addition to any accrued and unpaid coupon on the securities, a cash payment of $27.41 per security, despite the 20% decline in the value of the Reference Stock.

Example 3: The price of the Reference Stock is less than or equal to the Threshold Price of $20.56 at least once during the Observation Period and ultimately increases by 20% from the Initial Stock Price of $27.41 to the Final Stock Price of $32.89. Because the price of the Reference Stock is less than or equal to the Threshold Price of $20.56 at least once during the Observation Period, but the Final Stock Price is greater than the Initial Stock Price, the investor receives at maturity, in addition to any accrued and unpaid coupon on the securities, a cash payment of $27.41 per security, despite the 20% appreciation in the value of the Reference Stock.

Example 4: The price of the Reference Stock is less than or equal to the Threshold Price of $20.56 at least once during the Observation Period and ultimately declines by 20% from the Initial Stock Price of $27.41 to the Final Stock Price of $21.93. Because the price of the Reference Stock is less than or equal to the Threshold Price of $20.56 at least once during the Observation Period, and the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity per security, in addition to any accrued and unpaid coupon on the securities, the Physical Delivery Amount of one share of the Reference Stock having a closing market value on the Final Valuation Date of $21.93.

Selected Purchase Considerations

- **THE SECURITIES OFFER A HIGHER COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The securities will pay a coupon of 12.00% per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the securities are our senior unsecured obligations, any coupon payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY COUPON PAYMENTS** — The securities offer quarterly coupon payments at a rate of 12.00% per year. Coupons on the securities will be payable quarterly in arrears on October 10, 2007, January 10, 2008, April 10, 2008 and July 10, 2008 (each such date, a "**Coupon Payment Date**"), commencing on October 10, 2007, to and including the

Maturity Date, to the holders of record at the close of business on the date 5 calendar days prior to the applicable Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a business day (as defined in the accompanying product supplement), coupons on the securities will be payable on the following business day, but no additional amount will accrue as a result of the delayed payment.

- **THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT** — The return of your initial investment at maturity is protected so long as the price of the Reference Stock exceeds the Threshold Price at all times during the Observation Period or the Final Stock Price is not less than the Initial Stock Price. However, if the price of the Reference Stock is less than or equal to the Threshold Price even once during the Observation Period, and the Final Stock Price is less than the Initial Stock Price, you could lose up to your entire initial investment in the securities.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and in particular, the tax consequences described under "—Notes With a Term of More Than One Year." Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe that it is reasonable to treat a security for U.S. federal income tax purposes as a put option (the "**Put Option**") written by you to us with respect to the Reference Stock secured by a cash deposit equal to the face amount (the "**Deposit**"), which will bear an annual compounded yield of 5.36% based on our cost of borrowing. Under this treatment, less than the full coupon payment will be attributable to the yield on the Deposit; the excess of the coupon payment over the portion of the payment attributable to the yield on the Deposit will represent option premium attributable to your grant of the Put Option (the "**Option Premium**"). Interest attributable to the Deposit will generally be ordinary interest income on indebtedness with a term of more than one year. If you receive shares of Reference Stock upon maturity, you will generally not recognize gain or loss (other than with respect to any fractional shares) and will have a basis in the Physical Delivery Amount of shares (including any fractional shares) equal to the Deposit minus the aggregate Option Premium. If you instead receive an amount of cash equal to the face amount plus the final coupon payment, you generally will not recognize income upon the return of the Deposit, but you generally will recognize short-term capital gain in an amount equal to the total Option Premium.

  If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the securities.

  You are urged to consult your own tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your initial investment. The payment amount you receive at maturity will depend on whether the price of the Reference Stock is greater than the Threshold Price at all times during the Observation Period and on the level of the Final Stock Price relative to the Initial Stock Price. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock. The market value of such shares will most likely be less than your initial investment in the securities and may be zero. **Accordingly, you could lose up to the entire amount of your initial investment.**

- **YOUR INVESTMENT MAY BECOME FULLY EXPOSED TO THE DECLINE IN THE PRICE OF THE REFERENCE STOCK AT ANY TIME DURING THE OBSERVATION PERIOD** — If the price of the Reference Stock declines below or is equal to the Threshold Price at least once during the Observation Period, your investment will be fully exposed to any decline in the price of the Reference Stock at maturity. Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity a predetermined number of shares of the Reference Stock and, consequently, you will lose 1% of the aggregate face amount of your securities for every 1% decline in the Final Stock Price compared to the Initial Stock Price. You will be subject to this potential loss of your initial investment even if the price of the Reference Stock subsequently recovers such that the Final Stock Price exceeds the Threshold Price.

- **YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPONS REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — The greatest payment that you will receive at maturity per security is the Initial Stock Price plus any accrued and unpaid coupon, regardless of any appreciation in the value of the Reference Stock, which may be significant. **Accordingly, the return on the securities may be significantly less than the return on a direct investment in the Reference Stock during the term of the securities.**

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the securities, you will not have any ownership interest or rights in Yahoo! Inc. ("**Yahoo**"), such as voting rights or rights to receive dividend payments or other distributions. In addition, Yahoo will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Reference Stock and the securities.

- **NO AFFILIATION WITH YAHOO! INC.** — We are not affiliated with Yahoo. We assume no responsibility for the adequacy of the information about Yahoo contained in this pricing supplement or in the accompanying product supplement. You should make your own investigation into the Reference Stock and Yahoo. We are not responsible for Yahoo's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full amount of your initial investment in the securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Stock to which the securities are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We and/or our affiliates may also currently or from time to time engage in business with Yahoo, including extending loans to, or making equity investments in, Yahoo or providing advisory services to Yahoo. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Yahoo, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the securities, you should undertake an independent investigation of Yahoo as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the price of the Reference Stock on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ materially from the description herein. You are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement called "Certain U.S. Federal Income Tax Consequences."

The Reference Stock

Public Information

All information on the Reference Stock and on Yahoo contained in this pricing supplement is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Yahoo is a global internet brand and one of the most trafficked internet destinations worldwide. Yahoo provides to its users its owned and operated online properties and services, and to its advertisers, a range of tools and marketing solutions designed to enable businesses to reach its users. The common shares of Yahoo, par value $.001 per share, are listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Yahoo in the accompanying product supplement. Yahoo's SEC file number is 000-28018 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock from June 20, 2002 through June 25, 2007. The closing price of the Reference Stock on June 25, 2007 was $27.64. We obtained the historical closing prices of the Reference Stock from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical prices of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Final Stock Price. We cannot give you assurance that the performance of the Reference Stock will result in the return of your initial investment.**



Historical Performance of Yahoo! Inc.

Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. See "Underwriting" in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the ninth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date or the next six succeeding business days will be required, by virtue of the fact that we expect the securities initially to settle in 9 business days (T+9), to specify alternative settlement arrangements to prevent a failed settlement.